

October 13, 2022

William Hartman
Chief Executive Officer
Halberd Corp
P.O. Box 25
Jackson Center, Pennsylvania 16133

> **Re: Halberd Corp**
> **Amendment No. 5 to Registration Statement on Form 10**
> **Filed October 12, 2022**
> **File No. 000-56440**

Dear William Hartman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10

Note 3 - Explanation of our Restatements, page F-9

1. We note your response to comment 4 and your revisions included in the amended Form 10-Q that was filed on October 12, 2022. You disclose in the *Management's Report on Internal Control Over Financial Reporting* section that your disclosure controls and procedures were not effective as of April 30, 2022. However, in the *Evaluation of Disclosure Controls and Procedures* section you disclose that management has not formally carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Please confirm to us and revise to clarify, if true, that your conclusion is in regard to the entirety of disclosure controls and procedures as defined and delete the last sentence in the last paragraph of the Disclosure Controls and Procedures section. Please move the conclusion that your disclosure controls and procedures were not effective as of April 30, 2022 to the *Evaluation of Disclosure*

Controls and Procedures section under Item 307 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services